SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

ATTUNITY LTD
(Name of Registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Press release re Attunity Reports Fourth Quarter 2005 Results;

ITEM 1

For more information:
Daniel Sapir, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
daniel.sapir@attunity.com	ofer.segev@attunity.com

ATTUNITY REPORTS Fourth Quarter 2005 Results
Attunity Sets All-time Q4 Sales Record

BURLINGTON MA, January 25, 2006 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise information integration software, today reported its financial results for the fourth quarter ended December 31, 2005.

Revenues for the fourth quarter of 2005 were $3,973,000, representing an increase of 16% over revenues of $3,426,000 in the fourth quarter of 2004. Operating loss for the fourth quarter of 2005 was $658,000 compared with an operating loss for the fourth quarter of 2004 of $820,000. Net loss from continued operations for the fourth quarter of 2005 was $1,047,000 or ($0.06) per share compared with net loss from continued operations for the fourth quarter of 2004 of $1,007,000 or ($0.07) per share.

Revenues in fiscal 2005 increased 11% to $15,149,000 from $13,637,000 for the same period in the prior year. Operating loss for 2005 was $2,493,000 compared with an operating loss for 2004 of $3,387,000. Net loss from continued operations in 2005 was $3,500,000 or ($0.21) per share, compared with net loss from continued operations of $3,892,000 or ($0.26) per share in 2004.

“I am extremely pleased with our record-setting quarterly results,” stated Aki Ratner, Attunity CEO. “More importantly however was that we achieved all our major goals for 2005. First of all, we released Attunity InFocus, which is a major milestone towards achieving our strategic vision. Secondly, we presided over significant improvements in our overall sales execution. And not least of all, we signed a major OEM agreement with one of the world’s key software vendors. Clearly we have built solid foundations for the future.”

Highlights of the Quarter

—	License revenue increased 36% over the fourth quarter of 2004
—	Direct license sales growth of over 28% year over year
—	Record license sales in USA
—	New product - first customer win for Attunity InFocus
—	Major customer wins across industry segments, as represented by: State of New Jersey, Dole, Michelin, LaBarge, Johnson & Johnson, Barclays and Mercer

Highlights of the Year

—	Released Attunity InFocus, one of the first Operational Business Intelligence solutions that enables managers to have full control of their daily operations

—	License revenue increased 15% over 2004
—	Completed a strategic OEM agreement with one of the world leading software vendors
—	Discontinued all non-core business operations

“Moving forward,” continued Mr. Ratner, “2006 will be a key transition year for Attunity. The company will move from being primarily a provider of enabling technology, to a reliable source of business solutions that quickly meet critical needs. Together with the foundations laid in 2005, Attunity finds itself in a strong position for 2006.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Webcast on Wednesday, January 25, 2006, at approximately 10 a.m. EST. To participate in the call, U.S. callers can dial 800-291-5365 and international callers can dial +1-617-614-3922 and enter the pass code 15868325 five minutes prior to the start time. The call will be available for replay through the end of February 24, 2006 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 48252862. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity
Attunity is a leading provider of enterprise data integration software. Using Attunity’s products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity software solutions are used world-wide for Data Warehousing, Operational Data Stores, and a variety of Information Integration initiatives, including service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP who embed Attunity software into their products and solution offerings.

Based on its robust information integration platform, Attunity also provides a software solution specifically architected for the Operational Business Intelligence requirements of executives and business managers. The solution delivers an innovative approach to business operation management focused on the enterprise business manager. It can be quickly adapted to the way enterprise business managers, at all levels, manage and monitor their daily operation, and is designed to enable them to be pro-actively informed, evaluate, act upon and follow up on key daily operational business issues and topics in real-time and within context.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update any information concerning any of its expectations.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2005	December 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,635	$1,717
Restricted cash	70	73
Trade receivables, net	2,308	2,160
Other current assets	1,297	1,250
Assets of discontinued operation	51	521

Total current assets	5,361	5,721

LONG-TERM PREPAID EXPENSES	203	64

SEVERANCE PAY FUND	705	698

PROPERTY AND EQUIPMENT, NET	751	834

OTHER ASSETS, NET	10,335	10,826

Total assets	$17,355	$18,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$41	$70
Trade payables	758	611
Deferred revenues	2,440	2,298
Employees and payroll accruals	1,163	1,156
Accrued expenses and other liabilities	1,890	2,097
Liabilities of discontinued operation	36	892

Total current liabilities	6,328	7,124

LONG-TERM LIABILITIES:
Long-term debts	684	339
Accrued severance pay	1,043	1,008

Total long-term liabilities	1,727	1,347

SHAREHOLDERS' EQUITY:
Share capital	584	539
Additional paid-in capital	93,355	89,618
Accumulated other comprehensive loss	(512)	(148)
Accumulated deficit	(84,127)	(80,337)

Total shareholders' equity	9,300	9,672

Total liabilities and shareholders' equity	$17,355	$18,143

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2005	2004	2005	2004

Revenues:
Software licenses	$8,356	$7,258	$2,313	$1,698
Services	6,793	6,379	1,660	1,728

	15,149	13,637	3,973	3,426

Cost of revenues:
Software licenses	1,577	2,164	406	509
Services	1,812	1,503	407	432

	3,389	3,667	813	941

Gross profit	11,760	9,970	3,160	2,485

Operating expenses:
Research and development, net	2,671	1,475	914	464
Selling and marketing	9,190	7,703	2,341	2,167
General and administrative	2,192	2,465	563	605
Termination of management and others	-	1,714	-	69
Liquidation damages related to January
private placement	200	-	-	-

Total operating expenses	14,253	13,357	3,818	3,305

Operating loss	(2,493)	(3,387)	(658)	(820)

Financial expenses, net	(790)	(466)	(202)	(227)
Other income (Loss)	(52)	40	(60)	40

Loss before income taxes	(3,335)	(3,813)	(920)	(1,007)
Taxes on income	(165)	(79)	(127)	-

Loss from continued operations	(3,500)	(3,892)	(1,047)	(1,007)
Discontinued operations:
Profit (loss) on disposal of segment, net of
income taxes	(290)	(148)	90	(123)

Net loss	$(3,790)	$(4,040)	$(957)	$(1,130)

Basic and diluted net loss per share from
continued operations	$(0.21)	$(0.26)	$(0.06)	$(0.07)

Basic and diluted net profit (loss) per share
from discontinued operations, net of income
taxes	$(0.02)	$(0.01)	$0.01	$(0.01)

Basic and diluted net loss per share	$(0.22)	$(0.27)	$(0.06)	$(0.07)

Weighted average number of shares used in
computing basic and diluted net loss per share	16,939	15,151	17,246	15,322

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD (Registrant) BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: January 25, 2006